SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549
                             ________________

                               SCHEDULE TO

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. _____)

                             SHONEY'S, INC.
                             --------------
                  (Name of Subject Company (Issuer)
                      and Filing Person (Issuer))

                   LIQUID YIELD OPTION NOTES DUE 2004
                      (Zero Coupon - Subordinated)
                                  and
           8-1/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2002
           ---------------------------------------------------
                    (Title of Classes of Securities)

                               825039 AC 4
                               872623 AA 1
                               -----------
                  (CUSIP Numbers of Classes of Securities)

            V. Michael Payne                     Gary M. Brown
   Senior Vice President and Controller       Yopp & Sweeney, PLC
             SHONEY'S, INC.                  Bank of America Plaza
           1727 Elm Hill Pike             414 Union Street, Suite 1100
       Nashville, Tennessee 37210          Nashville, Tennessee 37219
            (615) 231-2332                       (615) 313-3325
---------------------------------------------------------------------------
      (Name, Address and Telephone Numbers of Persons Authorized to
      Receive Notices and Communications on Behalf of Filing Persons)

                         CALCULATION OF FILING FEE
                         -------------------------
          Transaction Valuation(1)         Amount of Filing Fee
                $80,000,000                       $16,000

(1) For purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, the market value of the Liquid Yield Option Notes Due 2004 (Zero Coupon - Subordinated) and the 8-1/4% Convertible Subordinated Debentures Due 2002 proposed to be acquired is based on the amount of cash to be paid for such securities.

[  ]    Check the box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.
                Amount Previously Paid:          Filing Party:
                Form or Registration No.:        Date Filed:

[  ]    Check the box if the filing relates solely to preliminary
        communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:
        [ ]     third-party tender offer subject to Rule 14d-1.
        [X]     issuer tender offer subject to Rule 13e-4.
        [X]     going-private transaction subject to Rule 13e-3.
        [ ]     amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                          INTRODUCTORY STATEMENT

        This Issuer Tender Offer Statement on Schedule TO (the "Statement") is being filed with the Securities and Exchange Commission (the "Commission") by Shoney's, Inc., a Tennessee corporation (the "Company"), in connection with tender offers (each, a "Tender Offer" and, collectively, the "Tender Offers") by the Company for any and all of its Liquid Yield Option Notes Due 2004 (Zero Coupon - Subordinated) (the "LYONs") and any and all of its 8-1/4% Convertible Subordinated Debentures Due 2002 (the "Debentures"). Copies of the Purchase Offer and Consent Solicitation Statement (the "Offer to Purchase") and the related Letters of Transmittal and Consent are attached hereto as Exhibits (a)(1), (a)(2) and (a)(3), respectively. Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items of this Statement.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a) NAME AND ADDRESS. The information set forth in the Offer to Purchase under the caption "The Company" is incorporated herein by reference.

(b) SECURITIES. The information set forth on the cover page of the Offer to Purchase and in the Offer to Purchase under the caption "Description of the Notes" is incorporated herein by reference.

(c) TRADING MARKET AND PRICE. The information set forth in the Offer to Purchase under the captions "Description of the Notes - Market and Trading Information" is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        This is an issuer tender offer and the Company is the only filing person. The information set forth in response to Item 2(a) of this Statement is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

(A)     MATERIAL TERMS.

        (1)     TENDER OFFERS

        (i)-(ii)The information set forth on the cover of the Offer to Purchase and in the Offer to Purchase under the caption "The Tender Offers and Consent Solicitations - Purpose and - Terms" is incorporated herein by reference.

        (iii) The information set forth on the cover of the Offer to Purchase and in the Offer to Purchase under the caption "The Tender Offers and Consent Solicitations - Extension, Amendment and Termination of Tender Offers" is incorporated herein by reference.

        (iv)    Not applicable.





                                    2
        (v) The information set forth in the Offer to Purchase under the caption "The Tender Offers and Consent Solicitations - Extension, Amendment and Termination of Tender Offers" is incorporated herein by reference.

        (vi) The information set forth in the Offer to Purchase under the caption "The Tender Offers and Consent Solicitations - Withdrawal and Revocation Rights" is incorporated herein by reference.

        (vii) The information set forth in the Offer to Purchase under the captions "The Tender Offers and Consent Solicitations - Procedures for Tendering Notes and Delivering Consents, - Withdrawal and Revocation Rights and - Acceptance for Payment and Payment for the Notes" is incorporated herein by reference.

        (viii) The information set forth in the Offer to Purchase under the caption "The Tender Offers and Consent Solicitations - Acceptance for Payment and Payment for the Notes" is incorporated herein by reference.

        (ix)    Not applicable.

        (x) The information set forth in the Offer to Purchase under the captions "Special Factors - Adverse Effect of Proposed Amendments on Holders Who Do Not Tender" and "Proposed Amendments to the Indentures" is incorporated herein by reference.

        (xi)    Not applicable.

        (xii) The information set forth in the Offer to Purchase under the caption "Certain U.S. Federal Income Tax Consequences" is incorporated herein by reference.

        (2)     MERGERS OR SIMILAR TRANSACTIONS.

                Not applicable.

(b) PURCHASES. To the best knowledge of the Company, no LYONs or Debentures are to be purchased from any officer, director or affiliate of the Company.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        The information set forth in the Offer to Purchase under the caption "Special Factors - Agreements with Noteholders" is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) PURPOSES. The information set forth in the Offer to Purchase under the caption "The Tender Offers and Consent Solicitations - Purpose" is incorporated herein by reference.

(b) USE OF SECURITIES. The information set forth in the Offer to Purchase under the caption "The Tender Offers and Consent
        Solicitations - Purpose" is incorporated herein by reference.

(c)     PLANS.

        (1) The information set forth in the Offer to Purchase under the captions "Special Factors - Proposed Restructuring and Refinancing" and "The Company - Planned Reorganization" is incorporated herein by reference.

        (2) The information set forth in the Offer to Purchase under the captions "Special Factors - Proposed Restructuring and Refinancing" and "The Company - Planned Reorganization" is incorporated herein by reference.

        (3) The information set forth in the Offer to Purchase under the captions "Special Factors - Proposed Restructuring and Refinancing" and "The Company - Planned Reorganization" is incorporated herein by reference.

        (4)     Not applicable.

        (5) The information set forth in the Offer to Purchase under the captions "Special Factors - Proposed Restructuring and Refinancing" and "The Company - Planned Reorganization" is incorporated herein by reference.

        (6) If the Tender Offer is successful, the LYONs will cease to be traded on the NYSE and the Debentures no longer will be traded in the over-the-counter market. The LYONs and the Shares into which the LYONs are convertible have been suspended from trading on the NYSE and the NYSE has indicated its intention to apply to delist such LYONs and Shares. The information set forth in the Offer to Purchase under the captions "Special Factors - Reduced Liquidity of the Notes" and "Description of the Notes - Market and Trading Information" is incorporated herein by reference.

        (7) The information set forth in response to Item 6(c)(6) of this Statement is incorporated herein by reference.

        (8)     Not applicable.

        (9) The information set forth in the Offer to Purchase under the caption "Special Factors - Agreements with Noteholders" is incorporated herein by reference.

        (10) The information set forth in the Offer to Purchase under the caption "The Company - Planned Reorganization" is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) SOURCE OF FUNDS. The information set forth in the Offer to Purchase under the caption "The Company - Source and Amount of Funds" is incorporated herein by reference.

(b) CONDITIONS. The information set forth in the Offer to Purchase under the captions "The Tender Offers and Consent Solicitations - Conditions" and "The Company - Source and Amount of Funds" is incorporated herein by reference.

(c)     EXPENSES.  Not required by Schedule TO.

(d)     BORROWED FUNDS.

        (1)-(2) The information set forth in the Offer to Purchase under the caption "The Company - Source and Amount of Funds" is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) SECURITIES OWNERSHIP. The information set forth in the Offer to Purchase under the caption "Special Factors - Agreements with Noteholders" is incorporated herein by reference.

(b) SECURITIES TRANSACTIONS. The information set forth in the Offer to Purchase under the caption "Special Factors - Agreements with Noteholders" is incorporated herein by reference.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        The information set forth in the Offer to Purchase under the captions "Special Factors-Fairness", "Dealer Manager, Depositary and Information Agent" and "Miscellaneous" is incorporated herein by reference.

ITEM 10.   FINANCIAL STATEMENTS.

        The information set forth in the Offer to Purchase under the captions "Financial Information" is incorporated herein by reference.

        In addition, the financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1999, filed with the Commission on January 31, 2000, and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 14, 2000, filed with the Commission on June 28, 2000, which are listed in the Offer to Purchase under the caption "Incorporation of Information by Reference" are incorporated herein by reference.

ITEM 11.   ADDITIONAL INFORMATION.

(a)     AGREEMENTS, REGULATORY REQUIREMENTS AND LEGAL PROCEEDINGS.

        (1)     None other than previously disclosed.

        (2) The only regulatory requirements that must be met are those imposed by applicable securities laws.

        (3)     Not applicable.

        (4)     Not applicable.

        (5)     Not applicable.

(b) OTHER MATERIAL INFORMATION. The information set forth in the Offer to Purchase and the Letters of Transmittal and Consent, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (a)(3), respectively, is incorporated herein by reference.

ITEM 12.   EXHIBITS.

(a)(1)  Purchase Offer and Consent Solicitation Statement dated July 18, 2000

   (2)  Form of Letter of Transmittal and Consent (LYONs)

   (3)  Form of Letter of Transmittal and Consent (Debentures)

   (4)  Form of Notice of Guaranteed Delivery and Consent (LYONs)

   (5)  Form of Notice of Guaranteed Delivery and Consent (Debentures)

   (6) Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (LYONS)

   (7) Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (Debentures)

   (8)  Form of Brokers' Letter to Clients (LYONS)

   (9)  Form of Brokers' Letter to Clients (Debentures)

   (10) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

   (11) Press Release, dated July 18, 2000

(b) Commitment Letter, dated June 29, 2000, by and between the Company and FFCA Funding Corporation

(c)     None

(d)(1) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and CIBC World Markets (relating to $15,250,000 principal amount at maturity of the LYONs)

   (2) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and OTA L.P. (relating to $700,000 principal amount at maturity of the LYONs)*

   (3) Letter Agreement, dated June 27, 2000, by and among Shoney's, Inc., Courage Special Situations Fund, L.P. and V-One Opportunity Fund, LP (relating to $52,000,000 principal amount at maturity of the LYONs)*

   (4) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Special Value Bond Fund (relating to $20,000,000 principal amount at maturity of the LYONs)*

   (5) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Credit Research & Trading LLC (relating to $14,697,000 principal amount at maturity of the LYONs)*

   (6) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Lonestar Partners, L.P. (relating to $10,900,000 principal amount at maturity of the LYONs)*

   (7) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Westgate International, L.P. (relating to $2,500,000 principal amount at maturity of the LYONs)*

   (8) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and The Liverpool Limited Partnership (relating to $2,500,000 principal amount at maturity of the LYONs)*

   (9) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Camden Asset Management (relating to $5,000,000 principal amount at maturity of the LYONs)*

   (10) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Special Value Bond Fund (relating to $6,418,000 principal amount of the Debentures)

   (11) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Courage Special Situations Fund, L.P. (relating to $15,113,000 principal amount of the Debentures)**

   (12) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Evangelical Lutheran Church Board of Pensions (relating to $1,250,000 principal amount of the Debentures)**

   (13) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and One Group High Yield Fund, Inc. (relating to $1,750,000 principal amount of the Debentures)**

   (14) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Pacholder High Yield Fund, Inc. (relating to $1,955,000 principal amount of the Debentures)**

   (15) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Pacholder Value Opportunity Fund, L.P. (relating to $1,948,000 principal amount of the Debentures)**

   (16) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Lonestar Partners, L.P. (relating to $2,000,000 principal amount of the Debentures)**

   (17) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Westgate International, L.P. (relating to $3,500,000 principal amount of the Debentures)**

   (18) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and The Liverpool Limited Partnership (relating to $3,500,000 principal amount of the Debentures)**

   (19) Letter Agreement, dated July 7, 2000, by and between Shoney's, Inc. and Tom Lunn (relating to $150,000 principal amount of the Debentures)**

(e)     Not required by Schedule TO

(f)     None

(g)     None

(h)     None

-----------------------

*       Document not filed because substantially identical to Exhibit (d)(1).
**      Document not filed because substantially identical to Exhibit (d)(10).

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        The LYONs are deemed "equity securities" because they are convertible into the Company's common stock. The LYONs currently are listed on the NYSE, although the NYSE has suspended trading of the LYONs and has indicated its intention to apply to delist the LYONs. Because the Tender Offer has either the reasonable likelihood or purpose of causing the LYONs to no longer be listed on the NYSE, this transaction is technically deemed to constitute a "going-private transaction." As such, the following sets forth that information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

ITEM 2 OF SCHEDULE 13E-3.

(a)     DIVIDENDS ON NOTES.  Not applicable.

(b)     PRIOR PUBLIC OFFERINGS OF THE NOTES.  Not applicable.

(c)     PRIOR PURCHASES OF THE NOTES.  Not applicable.

ITEM 4 OF SCHEDULE 13E-3.

(a) DIFFERENT TERMS. The terms or arrangements that treat any Holder of LYONs or Debentures different from other Holders of LYONs or Debentures are set forth in the Offer to Purchase under the captions "Special Factors - Adverse Effect of Proposed Amendments on Holders Who Do Not Tender," "Proposed Amendments to the Indentures" and "The Tender Offers and Consent Solicitations" which are incorporated herein by reference.

(b) APPRAISAL RIGHTS. Holders of LYONs and Debentures do not have appraisal rights in connection with this transaction. See the discussion in the Offer to Purchase under the caption "The Tender Offers and Consent Solicitations - Absence of Appraisal Rights," which is incorporated herein by reference.

(c) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. The information set forth in the Offer to Purchase under the caption "Special Factors-Fairness" is incorporated herein by reference.

(d)     ELIGIBILITY FOR LISTING OR TRADING.  Not applicable.

ITEM 5 OF SCHEDULE 13E-3.

        None, except as disclosed in information incorporated by reference and for the information set forth in "Special Factors - Agreements with Noteholders" which is incorporated herein by reference.

ITEM 7 OF SCHEDULE 13E-3.

(a) PURPOSES. The information set forth in the Offer to Purchase under the captions "Special Factors" and "The Tender Offers and Consent Solicitation - Purpose" is incorporated herein by reference.

(b)     ALTERNATIVES.  Not applicable.

(c) REASONS. The information set forth in the Offer to Purchase under the captions "Special Factors," "The Company - Planned
        Reorganization" and "The Tender Offers and Consent Solicitation - Purpose" is incorporated herein by reference.

(d) EFFECTS. The information set forth in the Offer to Purchase under the captions "Special Factors," "The Tender Offers and Consent Solicitation," "Proposed Amendments to the Indentures" and "Certain U.S. Federal Income Tax Consequences" is incorporated herein by reference.

ITEM 8 OF SCHEDULE 13E-3.

(a) FAIRNESS. The information set forth in the Offer to Purchase under the captions "Special Factors" and "The Tender Offers and Consent Solicitation - Purpose" is incorporated herein by reference.

(b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth in the Offer to Purchase under the captions "Special Factors" and "The Tender Offers and Consent Solicitation - Purpose" is incorporated herein by reference.

(c) APPROVAL OF SECURITY HOLDERS. The information set forth in the Offer to Purchase under the captions "Special Factors" and "The Tender Offers and Consent Solicitation -Conditions" is incorporated herein by reference.

(d) UNAFFILIATED REPRESENTATIVE. The information set forth in the Offer to Purchase under the caption "Special Factors" is incorporated herein by reference.

(e) APPROVAL OF DIRECTORS. The Rule 13e-3 transaction has been approved by a majority of the Company's non-employee directors. The information set forth in the Offer to Purchase under the caption "Special Factors" is incorporated herein by reference.

(f)     OTHER OFFERS.  Not applicable.

ITEM 9 OF SCHEDULE 13E-3.

(a) REPORT, OPINION OR APPRAISAL. The Company has not received any report, opinion or appraisal from an outside party that is materially related to the Rule 13e-3 transaction. The information set forth in the Offer to Purchase under the caption "Special Factors" is incorporated herein by reference.

(b) PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL. Not applicable.

(c)     AVAILABILITY OF DOCUMENTS.  Not applicable.

ITEM 10 OF SCHEDULE 13E-3.

        Set forth below is a reasonably itemized list of the expenses the Company has incurred or expects to incur in connection with this transaction. The Company has paid or will be responsible for paying all of these expenses.

        Fees to Dealer-Manager             $ 2,300,000
        Fees to Information Agent               10,000
        Fees to Depositary                      30,000
        Printing and Mailing Expenses           50,000
        Legal and Accounting Fees              560,000
        Miscellaneous                           50,000
                                           -----------
             Total                         $ 3,000,000
                                           ===========

ITEM 12 OF SCHEDULE 13E-3.

(a) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. Not applicable. To the knowledge of the Company, no executive officer, director, affiliate or subsidiary beneficially owns any of the subject securities.

(b)     RECOMMENDATIONS OF OTHERS.  Not applicable.

ITEM 14 OF SCHEDULE 13E-3.

        The information set forth in the Offer to Purchase under the captions "Special Factors-Fairness", "Dealer Manager, Depositary and Information Agent" and "Miscellaneous" is incorporated herein by reference.

ITEM 16 OF SCHEDULE 13E-3.

        The Exhibits required by Schedule 13E-3 to be attached hereto, along with the exhibits required by Schedule TO, are listed in Item 12 of Schedule TO above.


                                 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                SHONEY'S, INC.


                                By: /s/ Richard D. Schafstall
                                    -------------------------
                                        Richard D. Schafstall
                                Title: Senior Vice President, General Counsel
                                       and Secretary
                                Date:  July 18, 2000

                            INDEX TO EXHIBITS

Exhibit No.     Description
-----------     -----------

(a)(1)          Purchase Offer and Consent Solicitation Statement dated July
                18, 2000.

   (2)          Form of Letter of Transmittal and Consent (LYONs).

   (3)          Form of Letter of Transmittal and Consent (Debentures).

   (4)          Form of Notice of Guaranteed Delivery and Consent (LYONs).

   (5)          Form of Notice of Guaranteed Delivery and Consent
                (Debentures).

   (6) Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (LYONs).

   (7) Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (Debentures).

   (8)          Form of Letter to Clients (LYONs).

   (9)          Form of Letter to Clients (Debentures).

   (10) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (11)         Press Release, dated July 18, 2000.

(b) Commitment Letter, dated June 29, 2000, by and between Shoney's, Inc. and FFCA Funding Corporation.

(c)             None.

(d)(1) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and CIBC World Markets (relating to $15,250,000 principal amount at maturity of the LYONs).

   (2) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and OTA L.P. (relating to $700,000 principal amount at maturity of the LYONs).*

   (3) Letter Agreement, dated June 27, 2000, by and among Shoney's, Inc., Courage Special Situations Fund, L.P. and V-One Opportunity Fund, LP (relating to $52,000,000 principal amount at maturity of the LYONs).*

   (4) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Special Value Bond Fund (relating to $20,000,000 principal amount at maturity of the LYONs).*

   (5) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Credit Research & Trading LLC (relating to $14,697,000 principal amount at maturity of the LYONs).*

   (6) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Lonestar Partners, L.P. (relating to $10,900,000 principal amount at maturity of the LYONS).*

   (7) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Westgate International, L.P. (relating to $2,500,000 principal amount at maturity of the LYONs).*

   (8) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and The Liverpool Limited Partnership (relating to $2,500,000 principal amount at maturity of the LYONs).*

   (9) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Camden Asset Management (relating to $5,000,000 principal amount at maturity of the LYONs).*

   (10) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Special Value Bond Fund (relating to $6,418,000 principal amount of the Debentures).

   (11) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Courage Special Situations Fund, L.P. (relating to $15,113,000 principal amount of the Debentures).**

   (12) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Evangelical Lutheran Church Board of Pensions (relating to $1,250,000 principal amount of the Debentures).**

   (13) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and One Group High Yield Bond Fund (relating to $1,750,000 principal amount of the Debentures).**

   (14) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Pacholder High Yield Fund, Inc. (relating to $1,955,000 principal amount of the Debentures).**

   (15) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Pacholder Value Opportunity Fund, L.P. (relating to $1,948,000 principal amount of the Debentures).**

   (16) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Lonestar Partners, LP (relating to $2,000,000 principal amount of the Debentures).**

   (17) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and Westgate International, L.P. (relating to $3,500,000 principal amount of the Debentures).**

   (18) Letter Agreement, dated June 27, 2000, by and between Shoney's, Inc. and The Liverpool Limited Partnership (relating to $3,500,000 principal amount of the Debentures).**

   (19) Letter Agreement, dated July 7, 2000, by and between Shoney's, Inc. and Tom Lunn (relating to $150,000 principal amount of the Debentures).**

(e)             Not required by Schedule TO.

(f)             None.

(g)             None.

(h)             None.

---------------------------
*       Document not filed because substantially identical to Exhibit (d)(1).
**      Document not filed because substantially identical to Exhibit (d)(10).

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